October 24, 2012

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:  Electromed, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed October 12, 2012
File No. 01-34839

Dear Ms. Duru:

We acknowledge receipt of a comment letter (the “Letter”) from the staff of the U.S. Securities and Exchange Commission (“the Staff”’) dated October 22, 2012 with respect to Electromed, Inc.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A filed on October 12, 2012, File No. 01-34839. On behalf of the Company, we submit this letter in response to comments from the Staff contained in the Letter. We appreciate the Staff’s prompt consideration of this response. For ease of reference, we have set forth the Staff’s comments in bold and italics and the Company’s responses in plain type immediately following each comment.

Proxy Statement

1. Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 and the proxy card following Appendix A of the Preliminary Proxy Statement to indicate the proxy statement and form of proxy card are preliminary copies.

2. Please include information as of the most reasonable practicable date. For example, please provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition as well as information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 7, 8 and 27 of the Preliminary Proxy Statement, and added the disclosure on Appendix A to the Preliminary Proxy Statement, to provide updated information as of the most reasonable practicable date regarding the possible solicitation in opposition, as well as the information that is required by Item 4(b)(4) and Item 5 of Schedule 14A.

3. If the meeting is contested, please supplement your disclosure to include a brief background discussion of all material contacts the company has had with the shareholder(s) contesting the meeting in the period leading up to the solicitation.

Company Response: The Company acknowledges the Staff’s comment and will supplement the disclosure accordingly if the meeting is contested.

4. Please clarify all the means you intend to use in the solicitation of proxies. For example, revise to specify whether you intend to use other electronic means such as email or Internet to solicit proxies. Additionally, please note that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 3 of the Preliminary Proxy Statement with respect to the possible email solicitation of proxies. The Company confirms its understanding that any written soliciting materials, including emails or scripts, used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

5. Further to our comment above. Please inform us of whether you also plan to solicit proxies via internet chat rooms and tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Company Response: The Company advises the Staff that it does not plan to solicit proxies via internet chat rooms or through Company-hosted or third party-hosted websites.

Questions and Answers, page 3

What is the effect of broker non-votes…, page 5

6. We note that the company has received notice that the meeting may be contested. It is our understanding that in a contested election, a broker does not have discretionary authority to vote on any proposals to be voted on at the meeting, whether routine or not. If the shareholder files materials to contest the meeting, please revise your disclosure accordingly.

Company Response: The Company acknowledges the Staff’s comment and will revise the disclosure accordingly if the shareholder proponent files materials to contest the meeting.

Election of Directors, page 9

7. You disclose that the company has “no reason to believe the named nominees will be unable or unwilling to serve if elected…” Please clarify whether each of the current nominees consented to be named in the proxy statement and to serve, if elected. See Rule 14a-4(d).

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the Preliminary Proxy Statement to clarify that each current nominee has consented to be named in the Company’s proxy statement and to serve as a director of the Company, if elected.

8. Your disclosure suggests that the participants are reserving the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Company Response: The Company acknowledges the Staff’s comment and confirms that should the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

9. Please clarify the effect of a failure to pass proposal 1 by the requisite majority. Specifically, please clarify whether your proposal 2 is contingent on majority approval of your proposal 1.

Company Response: The Company advises the Staff that proposal 2 is not contingent on approval of the Company’s proposal 1 by a majority of the shares entitled to vote represented at a meeting at which a quorum is present. Should proposal 1 receive less than a majority of the shares entitled to vote represented at a meeting at which a quorum is present, the size of the board of directors will remain at seven directors, which is the size approved at the prior year’s annual meeting. The seven directors then receiving a plurality of votes at the annual meeting, in person or by proxy, which number may include the Company’s six nominees, will be elected as directors to serve until the next annual meeting of shareholders or until such time as their successors are elected and qualified.

10. If the meeting is contested and the majority of shares do not approve your proposal 1, advise us of whether the proxy holders still intend to vote with respect to proposal two for their six named nominees. We may have further comment.

Company Response: The Company advises the Staff that if the meeting is contested and the majority of shares do not approve the Company’s proposal 1, the proxy holders do still intend to vote with respect to proposal 2 for the Company’s six named nominees, which would represent six of the seven board seats available if proposal 1 is not approved and no shareholder proponent proposal is lawfully made with respect to the size of the Company’s board of directors.

11. Please revise the biographical information of the nominees so that it complies with Item 401 of Regulation S-K. Refer to Item 7(b) of Schedule 14A. For example, revise the biographies to ensure that you clarify each individual’s business experience for the past five years and disclose the dates of experience by month and year.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 9, 10 and 11 of the Preliminary Proxy Statement accordingly.

Other Information, page 27

12. You disclose that the proxy holders would exercise their discretionary authority to vote against a proposal seeking to increase the board’s size. Please supplementally advise us of the basis for the proxy holders’ discretionary authority to vote against any such proposal. Your response should reference your consideration of Rule 14a-4 (c)(2). We may have further comment.

Company Response: The Company advises the Staff that the basis for the proxy holders’ discretionary authority to vote against a proposal seeking to increase the board’s size is Rule 14a-4(c)(2), which states that a proxy may confer discretionary authority to vote on a matter for which the registrant has received timely notice in connection with the annual meeting, if the registrant includes in the proxy statement “advice on the nature of the matter and how the registrant intends to exercise its discretion to vote on each matter.” The Company received timely notice (as determined under paragraph (c)(1) of Rule 14a-4) of the potential proposal of an adjustment in the size of the Company’s board of directors and included in its proxy statement advice on the nature of the matter and how the Company intends to exercise its discretion on such matter. As a result, the proxy holders may exercise discretionary authority to vote against any proposal by the shareholder proponent of an adjustment to the size of the Company’s board of directors.

The Company acknowledges that Rule 14a-4(c)(2) also states that a registrant may not exercise discretionary authority if the proponent has provided the registrant with a written statement within the time frame in Rule 14a-4(c)(1) that the proponent intends to deliver a proxy statement and form of proxy to the holders of at least the percentage of the registrant’s voting shares required to carry the proposal; if the proponent includes such a statement in its proxy materials; and if the proponent, immediately after soliciting the percentage of voting shares required to carry the proposal, provides the registrant with a statement that the necessary steps have been taken to deliver a proxy statement and form of proxy to holders of at least the percentage of the registrant’s voting shares required to carry the proposal. However, the Company did not receive the required written statement from the proponent of the potential proposal to increase the board’s size within the time frame in Rule 14a-4(c)(1) and therefore the Company is not prevented from exercising its discretionary authority under Rule 14a-4(c)(2).

On behalf of the Company and each participant, having been authorized to make such acknowledgements of their behalf, the Company and each participant acknowledges that:

•  the Company and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•  the Company and each participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the Commission has any questions or comments regarding the foregoing or the accompanying Preliminary Proxy Statement, please telephone the undersigned, counsel to Electromed, at (612) 492-7252. Facsimile transmissions may be sent to the undersigned at (612) 492-7077. Email transmissions may be sent to the undersigned at rbrauer@fredlaw.com.

Very truly yours,

/s/ Ryan C. Brauer

Ryan C. Brauer

cc:	James J. Cassidy, Ph.D. (Interim Chief Executive Officer – Electromed, Inc.)

Stephen H. Craney (Chairman of the Board – Electromed, Inc.)